UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 17, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 June 2024 entitled ‘2024 Annual Report on Form 20-F’.

17 June 2024

Vodafone Group Plc ('Vodafone' or the 'Company')

2024 Annual Report on Form 20-F

Vodafone filed its 2024 Annual Report on Form 20-F with the US Securities and Exchange Commission (the 'SEC') on 14 June 2024. It is available on the SEC's website (sec.gov/edgar) and will shortly be available at vodafone.com/20F.

In addition, Shareholders resident in the United States can receive a hard copy of the 2024 Annual Report free of charge, upon request, by writing to J.P Morgan Chase Bank, N.A. our ADR depository in the US, at the following address: EQ Shareowner Services, P.O. Box 64504, St Paul, MN 55164-054, or by telephone on +1 800 990 1135 (US toll free) or +1 651 453 2128 (outside the US).

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For more information, please contact:
Investor Relations                                                                Media Relations
Investors.vodafone.com                                                          Vodafone.com/media/contact
ir@vodafone.co.uk                                                                        GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 17, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary